  Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258
480-966-2020
October 26, 2012

Ms. Kate Beukenkamp,
Attorney-Advisor
Securities and Exchange Commission
Washington, DC

Re:         Wonder International Education & Investment Group Corporation (“Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-163635

Dear Ms. Beukenkamp:

This letter responds to the Staff’s comment letter dated September 25, 2012 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.  In addition, once the comment process is completed, the Company intends to file an Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 on EDGAR (“Amendment”).

1. A copy of the Exhibit Index to be included in the Amendment is attached.

2. With respect to the VIE agreements, please see the Company’s Form S-1/A filed on November 26, 2010 which contains the VIE agreements as exhibits thereto (Exhibits 10.11 to 10.15).   The current employment agreements of the officers will be filed with the Amendment.

3.  Please see attached Organizational Structure which has been revised.

4. Wonder is a privately owned vocational school.   The advantages of privately owned schools are largely for the consumer.  Often, the private vocational schools have a higher quality of education and offer consumers different options in terms of types of classes.  The advantage of being a vocational school in general is that it is a huge and growing industry in China and therefore there is a lot of demand for these vocational schools.

5. Please see attached Organizational Structure which has been revised.

6. Please see attached Organizational Structure which has been revised.

7. Wonder was chosen by the PRC Government as a “recommended institution….” since we target rural village students for our vocational programs. As result, our business plan had coincided with the efforts of the government to extend education to the rural villages. The designation of “recommend institution” is significant because it assists the company in recruiting students and helps with the placement of Wonder’s students into full time employment.

8. Instead of “foreign institution” we will state the following;
“China Wonder also provides to qualifying students certifications authorized by foreign companies, such as Adobe and Autodesk, and a certification for the National Junior College Degree.”

9. The text below the diagram on page 13 will be revised as follows:

“With student employment as a key strategy, China Wonder has established 12 employment centers through the PRC (see map below). These centers provide job placement services for its students with local companies since 2000.  As a result, the China Wonder has established and maintained excellent relationships with many local companies and is able to secure employment for almost all of its graduating students through this process. This aspect of Wonder’s business is highly attractive to its students and is a key competitive advantage.”

10. The Company did not commission the report.

11. The Chinese government has initiated a series of policies to “allow” privately owned companies to startup and manage businesses that provide vocational education.  They do not provide any financial incentives to the private entities or students.

12. The company has placed 100% of its students in jobs once they have been certified at one of our schools.

13. The stated text will be removed in the Amendment.

14. The stated risk factor will be revised in the Amendment as follows:

“Changes to preferential policies adopted by the Chinese government related to vocational education may negatively affect our business and results of operations.

The Chinese government has adopted preferential policies for the development of vocational schools in China, including “The Decision to Enhance the Promotion of the Reform and Development of Vocational Education” and “The Decision to Enhance the Development of Vocational Education” published by the State Council in September 2002 and October 2005, respectively. These decisions require all levels of government in China to intensify their support for vocational education and to gradually increase the financial resources that local and provincial governments allocate to vocational education. While the impact of these regulations have had a negligible impact on our business and operations, if the government were to develop new policies which would create competitive schools or further regulate our existing schools, such policies would have negative impact on our business and results of operations.”

15. The stated risk factor will be revised in the Amendment as follows:
“The accredited education sector is subject to extensive regulation in China, and the educational institutions’ ability to conduct operation is highly dependent on their compliance with these regulatory frameworks.
We are a private vocational school and are not subject to the same regulations and restrictions as imposed on the regular accredited schools in China.

We are required to hold a variety of permits, licenses and certificates to conduct our business in China. There permits are issued by each local government (Ministry of Labor) in which we operate and by the Social Resource Bureau.  We believe that we possess all the permits, licenses and certificates required for our business to operate in its current manner. However, there may be circumstances under which the approvals, permits, licenses or certificates granted by the governmental agencies are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals, permits, licenses or certificates that are required to expand our business as we intend. If we fail to obtain or to maintain such permits, licenses or certificates or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products or services that we would be able to offer. As a result, our business, result of operations and financial condition could be materially and adversely affected.”

16. All of the officers and directors of Wonder are in the process of registering under SAFE.

17. The title of the stated risk factor will be revised in the Amendment as follows:
“If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that our corporate structure is unlawful we may become subject to penalties or fines.”
In addition, the other typos referenced in this comment will be corrected in the Amendment.

18. The Company has since its formation had a cooperative relationship with Wonder University.  Both entities are in the business of providing educational services to young people, but they serve entirely different markets.  The university provides those services to students who are eligible to attend a university; the Company provides such services to students who have not and will not achieve eligibility for university attendance.  Wonder University is a fully accredited private university.  The Company is a private enterprise providing service to a specialized market.  Although different in the student bodies served, they are similar in that they provide educational services focusing principally on informational technology.  There is an occasional sharing of physical facilities and considerable interaction among the teaching staff.  The Company had intended for some time to take an equity position in the university.  It had in fact, intended to take a controlling interest.  It was for that reason that the Company made significant advances to the university, expecting one day to convert those advances to a controlling equity position.    That opportunity no longer exists, though, because the value of the university has progressive increased at a rate significantly above average, and the total of the advances now represents only a small portion of the total value of the university.  Although a controlling position is no longer possible, the Company has taken an equity position of 7%.  There was concern that if the advances were not converted to an equity position at this time the value of the university may continue rising and the ability of the Company to have a meaningful equity position would have eroded further.  The two entities do not compete, since they service distinctively different markets.  We have added disclosure about agreements to secure repayment of the advances.  Please note that, since the advances have been converted to equity, they will not be repaid.

19. The requested disclosure will be provided in the Amendment in both   as requested and such text is stated below:

Relationships and Related Transactions
The Company President controls a number of Chinese enterprises which are involved in the field of education and in other fields.  Advances were made to several of these companies during the years 2011 and 2010.  In addition, advances were received from these companies during the year 2010.  The enterprises involved are these:

Wonder University	Wonder Advertisement Co.
Wonder Electronics Corp.	Hefei IT Service School
Ri Hai	Science & Commerce Co.
Ya Wei	Yu Jing
Davenport Environment Co.	Zhengzho IT Co.
Sen Hai

20. Please refer to our response to Comment 18 for the rationale behind converting the receivable to an equity interest in Wonder University.

Our investment represented 7% of the total value of the university.  This value was measured by the total equity of the university as of December 31, 2011, which was supported by an appraisal of the assets of the university,  that had recently been made by an independent appraiser.

There is nothing to suggest that impairment has occurred.  The value of the university has steadily increased at a significant rate during recent years, partly due to the fact that it is situated  on a large piece of valuable land.  We expect the value of the university, both because of ownership of the land and because of its success in providing its service, to continue increasing at a more than average rate.  That, coupled with a recent appraisal of the university, gives us confidence that the investment will be recovered.

21. Xie Chungui is the controlling shareholder of each of the operating companies.  Nevertheless, control of those companies has been ceded to Wonder WFOE by proxy agreements that each operating company has with Wonder WFOE, by management agreements by which each operating company has provided Wonder WFOE with authority to manage it, by agreements that assign all of the profits of the operating companies to Wonder WFOE, and by the fact that Wonder WFOE will absorb losses of the operating companies if any should occur.  We believe, therefore, that consolidation of the operating companies is appropriate under ASC 810.

22. The audit opinion will be revised in the Amendment, as requested. In addition, we intend to revise our Controls and Procedures in the Amendment as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
An evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) was carried out by us under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were not effective to ensure (i) that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that such information is accumulated and communicated to management, including our chief executive officer, in order to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our chief executive officer who serves as our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO’’) in Internal Control — Integrated Framework. Based on management’s assessment based on the criteria of the COSO, we concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is not effective.

Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our consolidated financial statements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which permits us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Finally, we will file a Form 8-K to reflect the restatement.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

Mr. Xiang Wei
Chief Executive Officer

EXHIBITS

3.1	Certificate of Incorporation filed with State of Arizona, April 17, 2008*
3.2	Bylaws*
10.1	Common Stock Exchange Agreement between the Company, EastBridge Investment Group Corp. and Anhui Wonder Education & Investment Management Corporation, dated April 26, 2008* (terminated)
10.2	Equity Pledge Agreement* (terminated)
10.3	Proxy Agreement* (terminated)
10.4	Operating Agreement* (terminated)
10.5	Loan Agreement with Shanghai Pudong Development Bank, dated July 6, 2009 (2)
10.6	Loan Agreement with Huishang Bank (2)
10.7	Loan Agreement with Hangzhou Bank (2)
10.8	Common Stock Exchange Agreement between Wonder China and Seven Schools, dated July 13, 2010 (2)
10.9	Consulting Agreement between the Company and Wonder China, dated April 26, 2010 (2)
10.10	Capital Raise Agreement, dated March 9, 2010 (3)
10.11	Business Acquisition Agreement by and between the Company and Norman Paul Klein for the purchase of Anhui Lang Wen Tian Cheng Consulting & Management Co. (“WOFE”), dated November 1, 2010 (4)
10.12	Equity Pledge Agreement by and among WOFE, Wonder China, Anhui Computer Training School, Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School, Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School, and Chun Gui Xie, dated November 3, 2010 (4)
10.13
Operating Agreement by and among WOFE, Wonder China, Anhui Computer Training School, Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School, Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School, and Chun Gui Xie, dated November 3, 2010 (4)

10.14
Consulting Services Agreement by and among WOFE, Wonder China, Anhui Computer Training School, Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School, Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School, and Chun Gui Xie, dated November 3, 2010 (4)

10.15
Proxy Agreement by and among WOFE, Wonder China, Anhui Computer Training School, Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School, Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School, and Chun Gui Xie, dated November 3, 2010

______________

*Filed with S-1 Registration Statement on December 9, 2009
(2) Filed as Exhibits to Amendment Number 4 to the Company’s S-1 Registration Statement on July 26, 2010
(3) Filed as an Exhibit to Amendment Number 6 to the Company's S-1 Registration Statement on August 13, 2010
(4) Filed as an Exhibit to Amendment Number 7 to the Company S-1 Registration Statement on November 26, 2010